

August 20, 2007

Mr. Edwin D. Johnson, CFO
Waste Services, Inc.
1122 International Blvd., Suite 601
Burlington, Ontario, Canada L7L 6Z8

RE: Waste Services, Inc.   File No. 000-25955
**   Form 10-K for the Fiscal Year ended December 31, 2006**
**   Form 10-Q for the Quarterly Period ended June 30, 2007**

Dear Mr. Johnson:

        We have reviewed the financial disclosures in these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2006

Note 15, page F-38

1. We have the following comments regarding your income taxes:
    - We note your income tax provision as a percentage of loss from continuing operations before income taxes is 37.4%, 31.7% and 18.9% for the years
    - It is not clear why income tax expenses are being recognized. Please explain to us specifically the significant fluctuations in your effective tax rate for the last three years and through June 30, 2007.
    - In consideration of your pre-tax losses for the past three years for your continuing U.S. operations, please explain to us why you have recorded federal and state deferred taxes over the past three years. Please clarify why a full valuation allowance against US NOL's is recorded rather than a valuation allowance for merely the amount exceeding the U.S. deferred tax liability.
    - We note your disclosure that pre-tax loss from your continuing U.S. operations was $49.1 million, $53.1 million and $50.1 million for the years

ended December 31, 2006, 2005, and 2004, respectively. Please reconcile these amounts to the amounts disclosed in your segment information on page F-41. For example, we note income from operations for Florida was $26.1 million, $11.6 million, and $8.2 million for the years ended December 31, 2006, 2005, and 2004, respectively, and income (loss) from operations for your "all other operations" segment was ($395), ($1,082), and ($332) for the years ended December 31, 2006, 2005, and 2004, respectively.

Please also provide these explanations in your future filings.

Note 22, page F-43

2.   In future filings, please revise your disclosure to clarify whether or not the guarantor subsidiaries are 100% owned as defined by Rule 3-10(h) of Regulation S-X. To the extent they are not 100% owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

3.   Please revise your condensed consolidating financial statements in future filings to include a separate parent column pursuant to Rule 3-10(f)(4) of Regulation S-X. We note that your non-guarantor subsidiaries are not minor to your consolidated operations.

June 30, 2007 Form 10-Q

4.   We note that your loss on sale of discontinued operations related to the sale of your Texas operations represented 85% of your net loss for the three months ended June 30, 2007. In consideration that it appears that the Texas operations were not a significant part of your operations, there is a concern that investors may have been surprised by the $12.2 million loss on disposition of discontinued operations related to the sale of your Texas operations. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and may require specific disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss".

There does not appear to be disclosure in prior filings, including the March 31, 2007 10-Q filed on April 26, 2007, regarding the potential sale of your Texas operations and the implications thereof. Please clarify for us why there was apparently no specific, prior disclosure regarding a material uncertainty over the recoverability of the related assets. If the Texas business was generating adverse operating results, then that would appear to be a factor requiring MD&A disclosure given the resulting uncertainty over the recoverability of underlying assets. Describe the specific factors considered by management at April 26, 2007 in assessing the likelihood of selling your Texas operations. In addition, we note your disclosure on page 9 that if your Texas operations were held and used, you would not have recognized a long-lived asset impairment in prior periods. In consideration that a third party bought your Texas operations at a presumed fair value, please explain to us your assessment that an impairment should not have been recognized.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief